August 21, 2009

Via EDGAR

Ms. Angela Connell
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Mail Stop 4720

Re:	First Community Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 000-19297

Dear Ms. Connell:

This letter is provided on behalf of First Community Bancshares, Inc. (“First Community,” the “Company,” “we,” or “our”) in response to your letter of July 27, 2009, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•
Staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the referenced filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included in this letter, in bold, the number and description of each of the comments in your letter; our responses follow.

Form 10-K for Fiscal Year Ended December 31, 2008:

Note 1. Summary of Significant Accounting Policies

Long-term Investments, page 53

1.
We note your response to comment 1 of our letter dated June 23, 2009.  Please confirm that you will revise your future filings to disclose your accounting and impairment policy related to your investment in FHLB stock.

We confirm that we will revise future Annual Report on Form 10-K filings to disclose our accounting and impairment policy related to our investment in Federal Home Loan Bank of Atlanta stock.

P.O. Box 989 □ One Community Place □ Bluefield, VA 24605 □ Telephone: 276-326-9000 □ Fax: 276-326-9010 □ www.fcbinc.com

Ms. Angela Connell
August 21, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009:

Management’s Analysis of Financial Condition and Results of Operations

Financial Condition – Securities, page 29

2.
We note your response to comment 15 of our letter dated June 23, 2009.  Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.  Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise your future filings to disclose the following information (some of which you provided in response to our initial comment) as of the most recent period end:

•	deal name

•	single issuer or pooled

•	class/tranche

•	book value

•	fair value

•	unrealized gain/loss

•	lowest credit rating assigned

•	number of banks currently performing

•	actual deferrals and defaults as a percentage of original collateral

•	expected deferrals and defaults as a percentage of remaining performing collateral

•	excess subordination as a percentage of remaining performing collateral

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies to allow an investor to understand why this information is relevant and meaningful.

We propose making the following enhanced disclosure in future periodic filings:

Ms. Angela Connell
August 21, 2009

The following table presents in more detail the single-issue and pooled trust preferred security holdings as of March 31, 2009.

(In Thousands)									Current		Excess
		Current	Credit						Deferrals/Defaults		Subordination
		Lowest	Rating		Currently			Unrealized		Percent		Percent
	Class/	Credit	at	Original	Performing	Book	Fair	Gain/		of		of
Deal Name	Tranche	Rating	Purchase	Issuers	Issuers	Value	Value	(Loss)	Amount	Deal	Amount	Deal

Single-issuer
BankAmerica Cap	n/a	BB	A	1	1	$2,344	$1,039	$(1,305)	None	n/a	n/a	n/a
BankBoston Cap	n/a	BB	A	1	1	4,129	2,736	(1,393)	None	n/a	n/a	n/a
Chase Captial II	n/a	AA	A	1	1	3,615	1,507	(2,108)	None	n/a	n/a	n/a
CoreStates Capital I	n/a	A	A	1	1	2,933	1,518	(1,415)	None	n/a	n/a	n/a
First Chicago NDB CA	n/a	AA	A	1	1	1,434	643	(791)	None	n/a	n/a	n/a
JPMorgan Chase Cap X	n/a	AA	A	1	1	5,014	2,020	(2,994)	None	n/a	n/a	n/a
NB-Global	n/a	BB	A	1	1	19,382	7,123	(12,259)	None	n/a	n/a	n/a
NTC Capital I Float	n/a	A	A	1	1	4,004	2,146	(1,858)	None	n/a	n/a	n/a
SunTrust Banks	n/a	A	A	1	1	4,939	2,655	(2,284)	None	n/a	n/a	n/a
Wachovia Cap II	n/a	A	A	1	1	4,875	2,535	(2,340)	None	n/a	n/a	n/a

Pooled
PreTSL X	B1	CC	A	61	50	$10,000	$3,796	$(6,204)	$91,800	21.8%	$40,500	10.0%
PreTSL XII	B1	CC	A	83	73	20,000	10,282	(9,718)	70,000	10.0%	113,000	16.0%
PreTSL XIV	B1	CC	A	65	57	9,016	4,056	(4,960)	43,000	9.9%	75,000	17.0%
PreTSL XVI	C	CC	A	58	52	4,001	516	(3,485)	84,230	16.1%	82,000	16.0%
PreTSL XXII	C1	CC	A	103	87	12,566	408	(12,158)	210,000	17.9%	190,500	16.0%
PreTSL XXIII	C1	CCC	A	137	117	7,894	1,335	(6,559)	112,500	8.8%	313,500	25.0%
PreTSL XXVI	C1	CC	A	78	65	6,946	133	(6,813)	124,000	14.8%	151,500	18.0%
SLOSO 2007 1A	A3L	CC	A	56	55	2,944	1,243	(1,701)	47,500	9.9%	487	0.1%
Trapeza Ser 13A	D	A	A	63	59	20,000	936	(19,064)	46,500	6.6%	2,434	0.4%

The amount of immediate default a security can withstand before an expected loss of principal is commonly referred to as “excess subordination.”  It is a good tool for determining the ability of a specific deal to absorb future defaults and deferrals before principal loss can be expected within a certain tranche.  Excess subordination is generally calculated by modeling increasing levels of current default until a projected loss of principal occurs.

3.
Please provide us with your calculation of the present value of cash flows expected to be collected from the following debt securities – PreTSL XII and TRAPEZA SER 13A – as of March 31, 2009 and confirm that you use the same methodology for all of your trust preferred securities.  Identify the key assumptions used in your analysis and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance.  Specifically address the following with respect to the assumptions used in your calculation:

•	Discount rate – specify the discount rate and how it was determined.

•	Deferrals and defaults –

a)
Explain in detail how you developed your estimates of future deferrals and defaults.  Specifically tell us if and how you considered specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security;

b)	Provide us with the actual amount and percentage of deferrals and defaults experienced by the trust by quarter;

Ms. Angela Connell
August 21, 2009

c)	Provide us with your estimate for future deferrals and defaults and compare your estimate to the actual amounts experienced to date;

d)	Explain how you treat deferrals (e.g. – do you treat deferrals the same as defaults); and

e)	Specify the recovery rate used and how it was determined.

We use the same methodology for determining other-than-temporary impairment (“OTTI”) for all of our pooled trust preferred securities.  FSP FAS 115-2 and FAS 124-2 guides preparers to EITF 99-20, as amended, when securities with a fair value less than book value are beneficial interests and rated lower than AA by a credit rating agency.  Cash flow projections for the purpose of determining if an adverse change in cash flows has occurred and the resulting present value computation to determine credit impairment are derived from an analysis provided by INTEX and are used as the base for these analyses.  Paragraph 12(b) of EITF 99-20, as amended, requires the future cash flows to be discounted at a rate equal to that used to accrete beneficial interest.  Accordingly, we discounted the projected cash flows at the current coupon rate for the security being analyzed.  At March 31, 2009, those rates were 2.94% and 4.43% for PreTSL XII and Trapeza Ser 13A, respectively.  Both of these securities are floating rate based off of 3-month LIBOR plus a spread, and thus the coupon of the securities and the discount rate used in the present value calculation will change.

INTEX cash flow models quantify the effects of current known defaults and deferrals.  In addition to known defaults and deferrals within each security, we applied a constant default rate of 0.75% to all securities analyzed.  The projected default rate was derived from the FDIC listing of the number of bank failures from 1934-2008.  Comparing bank failures to the number of FDIC institutions produces an annual average default rate of 36 basis points.  A qualitative adjustment was made to that absolute failure rate was qualitatively adjusted to 75 basis points trying to take into account potentially higher levels of default, on average, over the course of the next 30 years than previously experienced.  The projected default rate was applied consistently to all securities analyzed.

The discounted projected cash flows for PreTSL XII and Trapeza Ser 13A at March 31, 2009, are detailed in Tables 1 and 2 following the narrative portion of our letter.

The following table presents the defaults and deferrals experienced by PreTSL XII and Trapeza Ser 13A for the periods indicated.

(Dollars In Thousands)	New Defaults		New Deferrals		Cumulative Defaults		Cumulative Deferrals
		Percent		Percent		Percent		Percent
		of		of		of		of
Deal Name	Amount	Deal	Amount	Deal	Amount	Deal	Amount	Deal

PreTSL XII
2Q 2008	$16,000	1.9%	$-	0.0%	$16,000	1.9%	$-	0.0%
3Q 2008	-	0.0%	5,000	0.6%	16,000	1.9%	5,000	0.6%
4Q 2008	-	0.0%	44,000	5.4%	16,000	1.9%	49,000	6.0%
1Q 2009	-	0.0%	5,000	0.6%	16,000	1.9%	54,000	6.6%

Trapeza Ser 13A
2Q 2008	$-	0.0%	$-	0.0%	$-	0.0%	$-	0.0%
3Q 2008	15,000	2.0%	-	0.0%	15,000	2.0%	-	0.0%
4Q 2008	-	0.0%	22,500	3.0%	15,000	2.0%	22,500	3.0%
1Q 2009	-	0.0%	9,000	1.2%	15,000	2.0%	31,500	4.2%

Using a constant default rate of 75 basis points generated second quarter 2009 projected defaults of $1.3 million in both PreTSL XII and Trapeza Ser 13A.  Assuming no prepayments and no recoveries, 75 basis points of constant default would result in total defaults over the life of the deal of $119.1 million in PreTSL XII and $129.9 million in Trapeza Ser 13A.  PreTSL XII experienced $72.6 million in new deferrals during the second quarter of 2009 and Trapeza Ser 13A experienced $34.5 million in new deferrals during the same period.

Ms. Angela Connell
August 21, 2009

At March 31, 2009, we believed the 75 basis points of constant default is a realistic level over the course of time.  However, deferrals and defaults have been high, and we reasonably expect them to remain high for the near future.  As reported in our June 30, 2009, Quarterly Report on Form 10-Q, this new reality gave rise to using a default scenario in our second quarter 2009 analysis that approximates the Savings and Loan Crisis of the late 1980’s and early 1990’s.  This new default scenario assumes the great majority of defaults will occur in the near-term and the remaining periods experience a much lower average default rate.  The total expected defaults remain roughly the same as in the earlier 75 basis point constant default scenario, but the S&L scenario more accurately projects how bubbles of default affect the deal structure differently.  The change to the S&L default scenario led to us recognizing OTTI on PreTSL X and PreTSL XII and additional OTTI on SLOSO 20071A at June 30, 2009.

Deferrals are treated as defaults for our cash flow modeling.  A true deferral of interest payments is treated as a default with a subsequent recovery.  We assume a 15% recovery rate for future deferrals that lags two years from original default.  This is based on a Standard & Poors report regarding their methodology for rating trust preferred securities.  Current deferrals are generally assigned a recovery rate of 15% and current defaults are generally assigned a recovery rate of 0%.

4.
Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2009 and March 31, 2009.  Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

As part of our OTTI analysis, we consider all information and events occurring subsequent to the balance sheet date, but before issuing the financial statements.  In the case of defaults and deferrals discovered by us after the balance sheet date, we review our assumptions regarding those specific defaults and deferrals used in the cash flow analysis for a particular security.  In the cases of the December 31, 2008, and the March 31, 2009, financial statements, defaults and deferrals announced after the balance sheet date were able to be absorbed by the assumed level of prospective default and structure within the specific deal.

We had one security, Trapeza Ser 13 A, downgraded by a certain credit rating agency after March 31, 2009, but before the issuance of the financial statements.  Since we had already completed our own assessment of the cash flows associated with the underlying collateral, the downgrade did have a material impact on our OTTI analysis.  Due to perceived and actual deficiencies in credit rating agency grades, we had already reduced our reliance and weight placed on those grades.

Thank you for your consideration of our responses to your comments.  We are happy to provide any further information or assistance you may require.

Sincerely,

/s/ David D. Brown

David D. Brown
Chief Financial Officer

Ms. Angela Connell
August 21, 2009

Table 1

PreTSL XII B-1
Projected Cash Flows
March 31, 2009

			Total	Discounted
Date	Principal	Interest	Cashflow	Cashflow

June 24, 2009	$-	$146,782	$146,782	$145,712
September 24, 2009	-	146,782	146,782	144,651
December 24, 2009	-	146,782	146,782	143,597
March 24, 2010	-	146,782	146,782	142,550
June 24, 2010	-	146,782	146,782	141,512
September 24, 2010	-	146,782	146,782	140,481
December 24, 2010	-	146,782	146,782	139,457
March 24, 2011	-	146,782	146,782	138,441
June 24, 2011	-	146,782	146,782	137,433
September 24, 2011	-	146,782	146,782	136,431
December 24, 2011	-	146,782	146,782	135,437
March 24, 2012	-	146,782	146,782	134,451
June 24, 2012	-	146,782	146,782	133,471
September 24, 2012	-	146,782	146,782	132,499
December 24, 2012	-	146,782	146,782	131,533
March 24, 2013	-	146,782	146,782	130,575
June 24, 2013	-	146,782	146,782	129,624
September 24, 2013	-	146,782	146,782	128,679
December 24, 2013	-	146,782	146,782	127,742
March 24, 2014	-	146,782	146,782	126,811
June 24, 2014	-	146,782	146,782	125,887
September 24, 2014	-	146,782	146,782	124,970
December 24, 2014	-	146,782	146,782	124,060
March 24, 2015	-	146,782	146,782	123,156
June 24, 2015	-	146,782	146,782	122,259
September 24, 2015	-	146,782	146,782	121,368
December 24, 2015	-	146,782	146,782	120,484
March 24, 2016	-	146,782	146,782	119,606
June 24, 2016	-	146,782	146,782	118,734
September 24, 2016	-	146,782	146,782	117,869
December 24, 2016	-	146,782	146,782	117,011
March 24, 2017	-	146,782	146,782	116,158
June 24, 2017	-	146,782	146,782	115,312
September 24, 2017	-	146,782	146,782	114,472
December 24, 2017	-	146,782	146,782	113,638
March 24, 2018	-	146,782	146,782	112,810
June 24, 2018	-	146,782	146,782	111,988
September 24, 2018	-	146,782	146,782	111,172
December 24, 2018	-	146,782	146,782	110,362

Ms. Angela Connell
August 21, 2009

Table 1 - Continued

PreTSL XII B-1
Projected Cash Flows
March 31, 2009

			Total	Discounted
Date	Principal	Interest	Cashflow	Cashflow

March 24, 2019	$-	$146,782	$146,782	$109,558
June 24, 2019	-	146,782	146,782	108,760
September 24, 2019	-	146,782	146,782	107,967
December 24, 2019	-	146,782	146,782	107,181
March 24, 2020	-	146,782	146,782	106,400
June 24, 2020	-	146,782	146,782	105,625
September 24, 2020	-	146,782	146,782	104,855
December 24, 2020	-	146,782	146,782	104,091
March 24, 2021	-	146,782	146,782	103,333
June 24, 2021	-	146,782	146,782	102,580
September 24, 2021	-	146,782	146,782	101,833
December 24, 2021	-	146,782	146,782	101,091
March 24, 2022	-	146,782	146,782	100,354
June 24, 2022	-	146,782	146,782	99,623
September 24, 2022	-	146,782	146,782	98,897
December 24, 2022	-	146,782	146,782	98,177
March 24, 2023	-	146,782	146,782	97,462
June 24, 2023	-	146,782	146,782	96,751
September 24, 2023	-	146,782	146,782	96,047
December 24, 2023	-	146,782	146,782	95,347
March 24, 2024	-	146,782	146,782	94,652
June 24, 2024	-	146,782	146,782	93,963
September 24, 2024	-	146,782	146,782	93,278
December 24, 2024	-	146,782	146,782	92,598
March 24, 2025	-	146,782	146,782	91,924
June 24, 2025	-	146,782	146,782	91,254
September 24, 2025	-	146,782	146,782	90,589
December 24, 2025	-	146,782	146,782	89,929
March 24, 2026	-	146,782	146,782	89,274
June 24, 2026	-	146,782	146,782	88,624
September 24, 2026	-	146,782	146,782	87,978
December 24, 2026	-	146,782	146,782	87,337
March 24, 2027	-	146,782	146,782	86,701
June 24, 2027	-	146,782	146,782	86,069
September 24, 2027	-	146,782	146,782	85,442
December 24, 2027	-	146,782	146,782	84,819
March 24, 2028	-	146,782	146,782	84,201
June 24, 2028	-	146,782	146,782	83,588
September 24, 2028	-	146,782	146,782	82,979

Ms. Angela Connell
August 21, 2009

Table 1 - Continued

PreTSL XII B-1
Projected Cash Flows
March 31, 2009

			Total	Discounted
Date	Principal	Interest	Cashflow	Cashflow

December 24, 2028	$-	$146,782	$146,782	$82,374
March 24, 2029	-	146,782	146,782	81,774
June 24, 2029	-	146,782	146,782	81,179
September 24, 2029	-	146,782	146,782	80,587
December 24, 2029	-	146,782	146,782	80,000
March 24, 2030	-	146,782	146,782	79,417
June 24, 2030	-	146,782	146,782	78,839
September 24, 2030	-	146,782	146,782	78,264
December 24, 2030	-	146,782	146,782	77,694
March 24, 2031	-	146,782	146,782	77,128
June 24, 2031	-	146,782	146,782	76,566
September 24, 2031	-	146,782	146,782	76,008
December 24, 2031	-	146,782	146,782	75,454
March 24, 2032	-	146,782	146,782	74,905
June 24, 2032	-	146,782	146,782	74,359
September 24, 2032	-	146,782	146,782	73,817
December 24, 2032	-	146,782	146,782	73,279
March 24, 2033	-	146,782	146,782	72,745
June 24, 2033	-	146,782	146,782	72,215
September 24, 2033	2,286,045	146,782	2,432,826	1,188,213
December 24, 2033	17,713,955	130,004	17,843,959	8,651,648

Total	$20,000,000	$14,514,591	$34,514,591	$20,000,000

Ms. Angela Connell
August 21, 2009

Table 2

TRAPEZA SER 13A
Projected Cash Flows
March 31, 2009

			Total	Discounted
Date	Principal	Interest	Cashflow	Cashflow

May 5, 2009	$-	$98,300	$98,300	$97,222
August 5, 2009	-	59,556	59,556	58,257
November 5, 2009	-	54,037	54,037	52,279
February 5, 2010	-	47,403	47,403	45,358
May 5, 2010	-	51,539	51,539	48,775
August 5, 2010	-	102,196	102,196	95,655
November 5, 2010	-	149,532	149,532	138,426
February 5, 2011	-	167,953	167,953	153,774
May 5, 2011	-	138,779	138,779	125,669
August 5, 2011	-	78,635	78,635	70,426
November 5, 2011	-	29,633	29,633	26,249
February 5, 2012	-	312	312	273
May 5, 2012	-	5,709	5,709	4,946
August 5, 2012	-	13,209	13,209	11,320
November 5, 2012	-	21,342	21,342	18,089
February 5, 2013	-	16,461	16,461	13,799
May 5, 2013	-	251,789	251,789	208,756
August 5, 2013	-	(2,411)	(2,411)	(1,977)
November 5, 2013	-	254,607	254,607	206,489
February 5, 2014	-	254,607	254,607	204,225
May 5, 2014	-	254,607	254,607	201,986
August 5, 2014	-	254,607	254,607	199,771
November 5, 2014	-	254,607	254,607	197,581
February 5, 2015	-	254,607	254,607	195,415
May 5, 2015	-	254,607	254,607	193,272
August 5, 2015	-	254,607	254,607	191,153
November 5, 2015	-	254,607	254,607	189,057
February 5, 2016	-	254,607	254,607	186,984
May 5, 2016	-	254,607	254,607	184,934
August 5, 2016	-	254,607	254,607	182,906
November 5, 2016	-	254,607	254,607	180,901
February 5, 2017	-	254,607	254,607	178,917
May 5, 2017	-	254,607	254,607	176,956
August 5, 2017	-	254,607	254,607	175,015
November 5, 2017	-	254,607	254,607	173,097
February 5, 2018	-	254,607	254,607	171,199
May 5, 2018	-	254,607	254,607	169,322
August 5, 2018	-	254,607	254,607	167,465
November 5, 2018	-	254,607	254,607	165,629

Ms. Angela Connell
August 21, 2009

Table 2 - Continued

TRAPEZA SER 13A
Projected Cash Flows
March 31, 2009

			Total	Discounted
Date	Principal	Interest	Cashflow	Cashflow

February 5, 2019	$-	$254,607	$254,607	$163,813
May 5, 2019	-	254,607	254,607	162,017
August 5, 2019	-	254,607	254,607	160,240
November 5, 2019	-	254,607	254,607	158,483
February 5, 2020	-	254,607	254,607	156,746
May 5, 2020	-	332,013	332,013	202,158
August 5, 2020	-	253,749	253,749	152,811
November 5, 2020	-	596,894	596,894	355,515
February 5, 2021	-	715,626	715,626	421,559
May 5, 2021	-	775,740	775,740	451,960
August 5, 2021	-	778,805	778,805	448,771
November 5, 2021	-	768,590	768,590	438,029
February 5, 2022	-	691,126	691,126	389,563
May 5, 2022	-	231,567	231,567	129,095
August 5, 2022	-	221,719	221,719	122,249
November 5, 2022	-	221,719	221,719	120,909
February 5, 2023	-	221,719	221,719	119,583
May 5, 2023	-	221,719	221,719	118,272
August 5, 2023	-	221,719	221,719	116,975
November 5, 2023	-	221,719	221,719	115,693
February 5, 2024	-	221,719	221,719	114,424
May 5, 2024	-	221,719	221,719	113,170
August 5, 2024	-	221,719	221,719	111,929
November 5, 2024	-	221,719	221,719	110,702
February 5, 2025	-	221,719	221,719	109,488
May 5, 2025	-	221,719	221,719	108,287
August 5, 2025	-	221,719	221,719	107,100
November 5, 2025	-	221,719	221,719	105,926
February 5, 2026	-	221,719	221,719	104,764
May 5, 2026	-	221,719	221,719	103,616
August 5, 2026	-	221,719	221,719	102,480
November 5, 2026	-	221,719	221,719	101,356
February 5, 2027	-	221,719	221,719	100,245
May 5, 2027	-	221,719	221,719	99,146
August 5, 2027	-	221,719	221,719	98,059
November 5, 2027	-	221,719	221,719	96,983
February 5, 2028	-	221,719	221,719	95,920
May 5, 2028	-	221,719	221,719	94,868
August 5, 2028	-	221,719	221,719	93,828

Ms. Angela Connell
August 21, 2009

Table 2 - Continued

TRAPEZA SER 13A
Projected Cash Flows
March 31, 2009

			Total	Discounted
Date	Principal	Interest	Cashflow	Cashflow

November 5, 2028	$-	$221,719	$221,719	$92,799
February 5, 2029	-	221,719	221,719	91,782
May 5, 2029	-	221,719	221,719	90,776
August 5, 2029	-	221,719	221,719	89,780
November 5, 2029	-	221,719	221,719	88,796
February 5, 2030	-	221,719	221,719	87,822
May 5, 2030	-	221,719	221,719	86,859
August 5, 2030	-	221,719	221,719	85,907
November 5, 2030	-	221,719	221,719	84,965
February 5, 2031	-	221,719	221,719	84,033
May 5, 2031	-	221,719	221,719	83,112
August 5, 2031	-	221,719	221,719	82,201
November 5, 2031	-	221,719	221,719	81,300
February 5, 2032	-	221,719	221,719	80,408
May 5, 2032	-	221,719	221,719	79,527
August 5, 2032	-	221,719	221,719	78,655
November 5, 2032	-	221,719	221,719	77,792
February 5, 2033	-	221,719	221,719	76,939
May 5, 2033	-	221,719	221,719	76,096
August 5, 2033	-	221,719	221,719	75,261
November 5, 2033	-	221,719	221,719	74,436
February 5, 2034	-	221,719	221,719	73,620
May 5, 2034	-	221,719	221,719	72,813
August 5, 2034	-	221,719	221,719	72,014
November 5, 2034	-	221,719	221,719	71,225
February 5, 2035	-	221,719	221,719	70,444
May 5, 2035	-	221,719	221,719	69,671
August 5, 2035	-	221,719	221,719	68,908
November 5, 2035	-	221,719	221,719	68,152
February 5, 2036	-	221,719	221,719	67,405
May 5, 2036	-	221,719	221,719	66,666
August 5, 2036	-	221,719	221,719	65,935
November 5, 2036	-	221,719	221,719	65,212
February 5, 2037	-	221,719	221,719	64,497
May 5, 2037	-	221,719	221,719	63,790
August 5, 2037	-	221,719	221,719	63,090
November 5, 2037	20,000,000	221,719	20,221,719	5,691,011

Total	$20,000,000	$26,794,452	$46,794,452	$20,000,000